UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

December 26, 2008

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Head Office:	1-13-16, Kayabacho, Nihonbashi Chuo-ku, Tokyo
Representative:	Ken Aoki, President
Code Number:	8607 (TSE, OSE, NSE: 1st Sec.)
Contact:	Public Relations and IR, Corporate Planning Division Hisao Iizuka
Phone:	+81-3-5640-7671

Announcement of Initiatives to Improve Profitability and Efficiency

We, Mizuho Investors Securities Co., Ltd., have always been guided by a firm commitment to growth and improving the quality of operations with the goal of becoming the securities company that customers trust the most. Unfortunately, the business environment has become even more challenging due to dramatic changes in market conditions that were far greater than we had thought possible.

We believe this highly uncertain business environment will continue for some time. Due to this outlook, we reached the decision that we must further reinforce our operating structure. This will require achieving two goals: make improvements involving both revenues and expenses; and raise operating efficiency. To accomplish these goals, we will take the following measures that are aimed at improving profitability and efficiency.

(1)	Workforce reduction and other streamlining measures

•	We plan to reduce personnel expenses through a voluntary retirement program for employees who are at least 40 years old, with a maximum of about 200 individuals, and by taking other measures.

(2)	Strengthening of sales capabilities by making head office departments slimmer and more efficient

•

We plan to make head office departments more efficient and consolidate the corporate organization as required. In addition, we will shift about 10% of the employees at head office departments to sales departments. Including the effects of the measures in item (1), headcount at head office departments will be reduced by a total of about 20%.

(3)	Suspension of establishment of the new core computer systems

•	We have suspended the establishment of our new core computer systems in order to reduce the need for substantial investments for planning, development, and other activities involving IT systems.

•

Due to the above suspension, we will immediately post a disposal loss of about ¥9.2 billion, which is a portion of the ¥10.3 billion in fixed assets (hardware and software) relating to the new systems, as they cannot be incorporated in our current IT systems.

•

With respect to the portion of the new systems that is not subject to disposal, we will make use of the hardware and software of such new systems, as they can be incorporated in our current IT systems.

(4)	Improvement of earnings through the strategic deployment of sales personnel

•

We will redeploy sales personnel in accordance with the characteristics of each market segment and region. Divisions and branches with a relatively large customer base will have larger staff. In addition, we will consolidate and/or eliminate some branches, reduce workforces and take other measures in order to eliminate overlapping of serving areas and to improve profitability at underperforming branches. The main objectives will be to build a platform for operating branches more efficiently. Based on the above, the ultimate goal is to become more profitable, including improvements in sales and earnings per employee.

(5)	Strengthening of business collaboration with Mizuho Bank

•

Our strong business collaboration with Mizuho Bank is the most important characteristic that sets us apart from competitors. We will make this collaboration even deeper by exchanging a few dozen employees and taking other measures. We believe that further strengthening of collaboration with Mizuho Bank will reinforce our customer base and increase earnings that are associated with this collaboration.

(6)	Thorough reexamination of budgets to cut all categories of expenses

•

We will conduct a thorough review of all expense items to achieve reductions wherever possible. We expect this review, including the above measures, to reduce costs by about 20% compared to the first half of fiscal 2008.

(7)	Reduction of compensation for directors and executive officers

•

In conjunction with the above initiatives to improve profitability and efficiency, we plan to reduce compensation for directors and executive officers, by 3 to 25% (the president’s compensation by 25%.)

[Effects on results of operations]

•

We will conduct the above initiatives to improve profitability and efficiency in the fourth quarter (January to March) and expect a monthly cost reduction of about ¥0.8 billion (which does not include savings from the voluntary retirement program because the number of applicants has not yet determined) at the end of fiscal 2008 compared with the first half of the fiscal year.

•

We will recognize a disposal loss of about ¥9.2 billion resulting from the suspension of establishment of the new computer system as an extraordinary loss in the third quarter of the current fiscal year. Despite this loss, we expect to maintain Capital Adequacy Ratio at a sound level of more than 300%.

We are determined to adapt swiftly to dramatic changes in operating environment and reinforce our operating framework by executing the above initiatives to improve profitability and efficiency. In addition, we will continue to focus on business promotion under our “Business model to leverage bank branch network” that is centered on our business collaboration with Mizuho Bank. By taking these measures, we intend to quickly establish a stable profit structure. We ask for your support and understanding as we take the measures that are needed to achieve our goals.